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                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the references to our firm under the caption Experts and to the use of our report dated March 18, 1997, in the Registration Statement (Form S-3) and related Prospectus of National Energy Group, Inc. for the registration of $100 million of Series F Convertible Preferred Stock. We also consent to the incorporation by reference therein of our report dated March 30, 1996, except Notes 4 and 13 for which date is May 10, 1996 with respect to the consolidated financial statements of Alexander Energy Corporation included in the Company's Proxy Statement filed, as part of, or in conjunction with, the Registration Statement on Form S-4, as amended, declared effective August 3, 1996.

                                            ERNST & YOUNG LLP

Dallas, Texas
November 19, 1997